

July 14, 2009

By Facsimile (303.431.1567) and U.S. Mail

Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113

> **Re:** **Rancher Energy Corp.**
> **Schedule 13D filed February 5, 2009**
> **Filed by Sergei Stetsenko**
> **File No. 005-82313**

Dear Mr. Lichtenberger:

We have reviewed the above filing and have the following comments. Where indicated, we think the filing person should revise the document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the filing person's disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing person in his compliance with the applicable disclosure requirements and to enhance the overall disclosure in his filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the cover page lists the date of the event requiring filing of the Schedule 13D as October 28, 2008, yet the Schedule 13D was filed on February 5, 2009. Please advise us in your response letter why the Schedule 13D was filed more than ninety days after the date of the event triggering Mr. Stetsenko's filing obligation under Regulation 13D-G. See Exchange Act Rule 13d-1(a).

2. It has been brought to the Staff's attention that Mr. Stetsenko and six other stockholders of Rancher Energy had contacted Rancher Energy regarding the election of directors

prior to February 2, 2009, the date Mr. Stetsenko filed the Schedule 13D. Specifically, we understand that on December 31, 2008, Rancher Energy received a letter from an attorney representing Mr. Stetsenko and the six other stockholders stating that the directors had acted negligently and contrary to their fiduciary duties. The letter threatened a lawsuit against Rancher Energy and each member of the board of directors, individually, and demanded, among other things, that each of the directors and executive officers: (i) resign their positions as directors and executive officers and (ii) call a stockholders meeting to elect Andrei Stytsenko as the sole member of the Rancher Energy's board of directors. In light of this letter, it appears that Item 4 of Schedule 13D should have been updated promptly following the December 31, 2008 letter. Please promptly file an amendment to the Schedule 13D to provide the required information. Please see Item 4(d) of Schedule 13D and Exchange Act Rule 13d-2(a).

3.   It has also been brought to the Staff's attention that Mr. Jon Nicolaysen sent a letter on May 5, 2009 to Rancher Energy's CEO certifying that the 13 stockholders listed in the letter, including Sergei Stetsenko, owning in the aggregate approximately 30,698,479 shares of Rancher Energy common stock, were "demanding a shareholder's meeting and a new Board of Directors." Mr. Nicolaysen, Mr. Stetsenko and the other stockholders listed in the letter appear to have formed a group. See Exchange Act Rule 13d-5(b). We note that the group beneficially owns more than five percent of Rancher Energy's common stock, but we are unable to locate a Schedule 13D filed by the group or an amended Schedule 13D filed by Mr. Stetsenko reflecting this material change. Please provide us your detailed analysis regarding Mr. Stetsenko's compliance with Regulation 13D-G. See Exchange Act Rule 13d-1(a) and (k). Please include in such analysis a discussion of the December 31, 2008 letter referenced above and an explanation as to why such letter did not also implicate Exchange Act Rule 13d-5(b) and the resulting filing obligations pursuant to Rule 13d-1(a).

Closing Comments

Please amend the Schedule 13D in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions